210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Additional Positive REOLSYIN® Clinical Trial Data from Phase 2 Study in Squamous Cell Carcinoma of the Lung

CALGARY, AB, --- February 8, 2013 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced results examining percent overall tumour shrinkage data from its U.S. Phase 2 clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN® in combination with carboplatin and paclitaxel (REO 021).

The analysis examined percent best overall tumour changes between pre-treatment and up to six treatment cycles. Of 20 evaluable patients, 19 (95%) exhibited overall tumour shrinkage, (mean (20 patients): 33.7% shrinkage).  A waterfall graph showing individual patient data will be available on the Company’s website at http://www.oncolyticsbiotech.com/presentations.

“It’s exciting to have 95% of patients in this study exhibit tumour shrinkage and these results further suggest that REOLYSIN may have potential use in neoadjuvant (pre-surgical) settings,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Based on these findings we intend to continue to look at REOLYSIN as a treatment for cancers of the lung and cancers that metastasize to the lung.”

The study enrolled patients with metastatic or recurrent squamous cell carcinoma of the lung.  The primary endpoint of the study is objective tumour response rates, and the secondary objectives include progression free survival and overall survival. To date, the Company has observed nine partial responses (PR), nine stable disease (SD) and three progressive disease (PD) by RECIST criteria for a disease control rate (complete response (CR) + PR + SD)) of 86%. The study continues to enroll patients.

About SCC Lung Cancer

The American Cancer Society estimates that in 2013, approximately 228,190 new cases of lung cancer will be diagnosed. Approximately 84% of all lung cancers are classified as non-small cell lung cancer (NSCLC); squamous cell carcinomas account for approximately 25% of all lung cancers. Lung cancer is by far the leading cause of cancer death among both men and women. There will be an estimated 159,480 deaths from lung cancer in the United States in 2012, accounting for around 27% of all cancer deaths. More people die of lung cancer than from colon, breast, and prostate cancers combined. For more information about SCC lung cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the Phase II squamous cell carcinoma of the lung trial of REOLYSIN in combination with carboplatin and paclitaxel, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com